TRADEUP ACQUISITION CORP.

June 15, 2023

VIA EDGAR

Mr. Jason Drory

Division of Corporation Finance

Office of Life Science

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C., 20549

Re:	TradeUP Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed May 2, 2023

File No. 33-267918

Dear Mr. Drory:

This letter is in response to the letter dated May 17, 2023, from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") addressed to TradeUP Acquisition Corp. (the "Company," "we," and "our") relating to the Registration Statement on Form S-4 referred. For ease of reference, we have recited the Commission's comments in this response and numbered them accordingly. The amendment to Registration Statement on Form S-4 (the "Registration Statement") is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form S-4 filed May 2, 2023

Cover Page

1       We note your new prospectus summary disclosure on page 1 where you state that your "Founders, the Sponsor and TradeUp Inc., are controlled by persons located in China, and a majority of [y]our officers and directors are located in China." Please disclose this prominently on the cover page. In addition, please revise, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021 (China-Based Company Dear Issuer Letter).

Response: In response to the Staff’s comments, we added the required disclosures on the cover page of the Registration Statement. In addition, we added relevant disclosures about relevant PRC laws and regulations and related potential risk factors on page 1, 2 and 101 of the Registration Statement. We further respectfully advise the Staff to refer to our response to Comment #8 accordingly.

2.       We note your disclosure regarding receiving Notices A and B from Nasdaq regarding your listing qualifications on page 97. Please update your cover page disclosure and summary risk factor disclosure to discuss your current deficiency and non-compliance with Nasdaq Listing Rules. In addition, given that the Nasdaq listing condition appears to be waivable, please revise the cover page to prominently disclose that shareholders will not have certainty at the time they vote regarding whether the New Estrella Common Stock will be listed on a national securities exchange following the business combination or otherwise advise.

Response: In response to the Staff’s comments, we added the disclosures on the cover page and page 2, 14, 97 of the Registration Statement. We further added the required disclosed on the cover page of the Registration Statement accordingly.

What equity stake will non-redeeming Public Stockholders . . ., page xi

3.       We note your narrative disclosure describes Scenario A as a situation where "there are no redemptions of [y]our Public Shares." We also note your definition of "Public Shares" on page v states "“Public Shares” means the shares of UPTD Common Stock issued in the Initial Public Offering." Consistent with your cover page disclosure please revise your narrative and tabular disclosure here to clarify that 3,519,780 shares of UPTD Common Stock were redeemed by UPTD's shareholders in connection with the Extension approved at the December 22, 2022 Special Meeting.

Response: In response to the Staff’s comments, we revised the disclosures on page xi, xiii, 9, 106, 134, 140 and 224 of the Registration Statement.

4.       We note that in connection with the equity line agreement White Lion Capital, LLC (“White Lion”) will receive 250,000 shares of Series A Preferred Stock of Estrella as a commitment fee and entered into a Joinder to Series A Preferred Stock Purchase Agreement pursuant to which White Lion agreed to purchase 500,000 shares of the Company’s Series A Preferred Stock for $500,000 in cash immediately prior to the closing of the Business Combination. Please update your disclosure to reflect the 750,000 shares of Series A Preferred Stock to be issued to White Lion or otherwise advise. In addition, please revise your disclosure to clarify how the Series A Preferred Stock to be issued to White Lion immediately prior to the closing of the Business Combination will be treated in connection with the Business Combination. Your disclosure should highlight the material differences in the terms and price of securities issued at the IPO as compared to the private placement contemplated by the Joinder to Series A Preferred Stock Purchase Agreement.

Response: In response to the Staff’s comment, we have updated our disclosure on pages xii, 3 and 125 of the Registration Statement to reflect the 750,000 shares of Series A Preferred Stock to be issued to White Lion in connection with the equity line agreement and the Joinder to Series A Preferred Stock Purchase Agreement. We have also clarified how the Series A Preferred Stock to be issued to White Lion immediately prior to the closing of the Business Combination will be treated in connection with the Business Combination in such disclosure. We have also highlighted the material differences in the terms and price of securities issued at the IPO as compared to the private placement contemplated by the Joinder to Series A Preferred Stock Purchase Agreement in such disclosure .

5.       We note your revised disclosure here includes an estimate of 5,154,639 shares that may be issued pursuant to your equity line agreement with White Lion based off of an assumed $9.70 per share purchase price. Consistent with your risk factor disclosure at the top of page 82, please revise your disclosure to state the number of shares issued to White Lion pursuant to the equity line agreement may be more dilutive to shareholders than your table depicts, specifically, if the price of your common stock decreases upon the completion of your business combination.

Response: In response to the Staff’s comments, we have revised our disclosure on page xiii and the dilution related risk factor on page 86 to state that the number of shares issued to White Lion pursuant to the Common Stock Purchase Agreement may be more dilutive to shareholders than our table depicts if the price of our common stock decreases upon the completion of our business combination.

Summary of the Proxy Statement/Prospectus

Equity Line Agreements, page 3

6.       We note your disclosure that pursuant to the equity line agreement "New Estrella will have the right, but not the obligation to require White Lion to purchase, from time to time, up to $50,000,000 in aggregate gross purchase price of newly issued Equity Line Shares, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement." Please describe in greater detail the material limitations and conditions set forth in the Common Stock Purchase Agreement filed as Exhibit 10.1. For example only, describe the conditions precedent to commencement set out in Sections 7.2(vi) and (x), which appear to require that your shares shall have been approved for listing on a Principal Market with no suspension of trading or notice of delisting. In addition, please include a risk factor disclosing that you may be unable to sell shares to White Lion pursuant to the equity line agreement if your shares are not approved for listing or delisted following the business combination.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 3 and 125 to describe in greater detail the material limitations and conditions set forth in the Common Stock Purchase Agreement filed as Exhibit 10.1 to the Registration Statement, including, among others, that our shares must be listed on a Principal Market and must not be suspended from trading or delisted. We have also added a risk factor on page 82 disclosing that we may be unable to sell shares to White Lion pursuant to the Common Stock Purchase Agreement if our shares are not approved for listing or are delisted following the Business Combination.

Risk Factors

Risks Related to New Estrella and New Estrella Common Stock Following the Business Combination

Upon the completion of the Business Combination, New Estrella might have limited funds available in the Trust Account after payment..., page 84

7.       We note your response to prior comment 4 and reissue in part. Please revise your disclosure to quantify the "Deferred Business Combination Fees" and the "other fees and expenses" as of recent date. In addition, please quantify the amount remaining in UPTD's Trust Account given the significant number of redemptions to date.

Response: In response to the Staff’s comments, we added the disclosures under “[u]pon the completion of the Business Combination, New Estrella might have limited funds available in the Trust Account after payment of outstanding loans, relevant fees and expenses in connection with the Business Combination, which will impact New Estrella’s ability to advance development of products candidates” on page 84 of the Registration Statement.

Permission Required from the PRC Authorities for the Business Combination and Relevant PRC Regulations, page 167

8.       We note your disclosure that you believe you "are not required to obtain any licenses or approvals, under applicable PRC laws and regulations, for [y]our listing on Nasdaq and seeking a target for the initial Business Combination." Please disclose whether you relied on the advice of counsel in making this determination, and, if so, please identify counsel and file counsel’s consent as an exhibit to your registration statement. If you did not consult counsel in making this determination, please tell us how you reached this determination, and explain why you did not obtain the advice of counsel.

Response: We respectfully advise the Staff that we do not believe that either UPTD or Estrella is, or New Estrella will be, a China based issuer under New Administrative Rules Regarding Overseas Listings issued by the Chinese Securities Regulatory Commission (the “CSRC”). Accordingly, we disclosed our analysis under section entitled “Information about UPTD” starting on page 1 of the Registration Statement. Further, we also added disclosures to state that applicable laws, regulations, or interpretations of PRC may change, and the relevant PRC government agencies could reach a different conclusion and disclosed relevant risk factors under “Risk Factors — Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to complete our initial Business Combination.” on page 101 of the Registration Statement, and “— Even though UPTD is not a China-based issuer, the Founders and a majority of UPTD officers and directors have significant ties to China. The Chinese government may exercise significant oversight and discretion over the conduct of UPTD’s business and may intervene in or influence its operations at any time, which could result in a material change in its operations and/or the value of UPTD’s securities. UPTD currently is not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if the relevant PRC government agencies reach a different conclusion, and that UPTD was required to obtain approval and were denied permission from Chinese authorities to list on U.S. exchanges, UPTD will not be able to continue listing on a U.S. exchange, which would materially affect the interest of UPTD’s investors.” on page 101 of the Registration Statement.

Information About Estrella

Business, page 176

9.       We note your disclosure on page 28 that your IND for EB103 "became effective on March 2, 2023." However, your disclosure throughout your "Information About Estrella" section does not appear to disclose your IND for EB103 became effective. Please update your disclosure throughout this section to correct this apparent inconsistency or otherwise advise.

Response: In response to the Staff’s comments, we have updated our disclosure throughout the “Information About Estrella” section and elsewhere in the Registration Statement to disclose that Estrella’s IND for EB103 was cleared by the FDA on March 2, 2023.

Material Agreements

Service Agreement, page 211

10.       We note your disclosure here that pursuant to the Services Agreement between Eureka and Estrella, Estrella agreed to pay Eureka $10,000,000 in 12 equal monthly installments and that the balance will become due and payable as of the date of the clearance for your IND for EB103. We further note your disclosure on page 28 that your IND for EB103 "became effective on March 2, 2023." Please update your disclosure here to clarify the amount Estrella has paid to Eureka as of a recent date and the amount that will be owed to Eureka upon the consummation of the proposed Business Combination. In addition, please update your Risk Factor disclosure and Liquidity and Capital Resources section to discuss the effect of such future payments on your financial condition, if material, given the significant number of redemptions to date.

Response: In response to the Staff’s comments, we respectfully advise the Staff that, effective as of March 1, 2023, Eureka and Estrella entered into Amendment No. 2 to the Services Agreement to delete the provision in the Services Agreement requiring accrued but unpaid monthly payments of the $10,000,000 fee to become due and payable as of the date of the clearance of the IND for EB103. Accordingly, as amended, the unpaid monthly installments will become due and payable to Eureka under the Services Agreement following the earlier of the closing or termination of the business combination. Amendment No. 2 to the Services Agreement has been filed as Exhibit 10.27 to the Registration Statement filed herewith and we have revised our disclosure on pages 199 and 228 and to describe the terms of such amendment.

In addition, we have revised the disclosure on page 211 to clarify that Estrella has paid $1,666,667 to Eureka as of the date hereof and will owe Eureka $8,333,333 upon consummation of the proposed Business Combination. We have also added a Risk Factor disclosure on page 24 and Liquidity and Capital Resources section on page 219 to discuss the effect of such future payments on the financial condition.

Estrella Management's Discussion and Analysis of Financial Condition and Results of

Operations

Comparison of the Years Ended June 30, 2022 and 2021, page 215

11.       In your response to prior comment 8, you indicate that Estrella elects to continue to present a discussion of the combined financial information for predecessor and successor periods. However, such a discussion of the combined financial information is only appropriate when presented as a supplement to the separate discussion of the GAAP successor period and the discussion of the GAAP predecessor period. It does not appear as through your revised disclosures include a separate presentation and discussion of the historical results of Estrella's predecessor and successor as prepared under US GAAP. As previously requested, please revise to provide, with equal or greater prominence, a presentation and discussion of your results of operation as determined by US GAAP for the predecessor period (i.e. July 1, 2021 through March 29, 2022) separate from your presentation and discussion of your results of operation for the successor period (i.e. March 30, 2022, inception, through June 30, 2022).

Response: In response to the Staff’s comment, we have revised “Estrella’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to provide a separate presentation and discussion of Estrella’s results of operation as determined by US GAAP for the predecessor period (i.e., July 1, 2021 through March 29,2022) separate from our presentation and discussion of Estrella’s results of operation for the successor period (i.e., March30,2022,inception, through June 30,2022).

General

12.       Based on your response to prior comment 5 and revisions to page 97, it appears while you are in discussions with certain third-party investors regarding potential financings to satisfy this closing condition, you have only partially satisfied the closing condition with a $500,000 purchase agreement with White Lion. Further, you disclose on page 97 that completion of the $20 million Merger Financing can be waived by Estrella. Please address the following:

•       Revise your disclosure throughout your registration statement when you describe the $20 million in "Merger Financing" to clarify the extent to which the financing has been committed to by all parties involved, highlighting the extent to which such financing has not yet been obtained.

•       Clearly disclose throughout your registration statement the parameters of Estrella’s ability to waive the Merger Financing as well as their most current intentions to implement such a waiver. Revise to add a question and answer to discuss the Merger Financing closing condition, and clearly disclose whether this condition may be waived by a party.

•       Tell us how you determined that the current status of the Merger Financing meets the criteria set forth in Article 11 of Regulation S-X for the entire amount of the adjustment in your pro forma financial statements.

•       Confirm that you will update all such disclosures in future amendments to your registration statement for any changes in the status of the financing and intention of involved parties to waive the financing.

Response: In response to the Staff’s comments, we have added the disclosures related to the status of the Merger Financing on page viii, xi, xiii, 3, 4, 23, 84, 86, 97 of the Registration Statement. Further, we added the corresponding disclosures on the cover page and page viii, xiii, 84, 97 of the Registration Statement and a Q&A section under “What is Merger Financing under the Merger Agreement?” on page xiii of the Registration Statement.

In Accordance with Article 11-1(a) (8) of Regulation S-X, the Company is required to include information is probable for which disclosure of pro forma financial information would be material to investors. As a result, we have revised our Pro Forma financial statements to include the $500,000 purchase agreement with White Lion and the $9.25 million Series A Investment which we have signed the term sheet with Lianhe World Limited into our Pro Forma financial statements as we deemed these transactions are probable to occur prior to the close of our business combination. On the other hand, because we, except for the commitment from While Lion for purchase of 500,000 shares of Estrella Series A Preferred Stock for $500,000 and non-binding commitment from Lianhe World for purchased of 9,250,000 shares of Estrella Series A Preferred Stock for $9,250,000, have not secured any commitment, letter of intent or term sheet for the Merger Financing, a closing condition that may be waived by UPTD and Estrella by mutual agreement as provided in the Merger Agreement, we have removed the Merger Financing in the pro forma financial statements. Notwithstanding the foregoing, as provided in our Current Charter, we will not redeem Public Shares in an amount that would cause us to have net tangible assets of less than $5,000,001 either immediately prior to or upon the consummation of the Business Combination (the “Net Tangible Assets Requirement”). Accordingly, we present the necessary non-redeeming Public Shares at the Closing in order to meet Net Tangible Assets Requirement. We also include necessary introduction to the pro forma financial statements that the parties are currently actively negotiating with prospective investors to seek Merger Financing because we are aware of the possibility that we may not have enough non-redeeming Public Shares to meet the Net Tangible Assets. As long as the parties can secure a merger financing or alternative equity injection at the amount to satisfy the Net Tangible Assets Requirement at the Closing, the parties may waive the closing condition of the Merger Financing of $20 million and consummate the Business Combination.

We hereby confirm that we will update all such disclosures in future amendments to the Registration Statement for any changes in the status of the financing and intention of involved parties to waive the financing.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

By:	/s/ Weiguang Yang
Weiguang Yang
Title: Co-Chief Executive Officer

Arila Zhou

Robinson & Cole LLP

Michael J. Blankenship

Winston & Strawn LLP